HORSEPOWER WORLD POOL

Title:	HPWP inTrack SOW-B
For:	Kim Noble Hart
Client:	HPWP
Author:	jeff grant
Date:	June 29, 2004
Version:	1.1

1.0 Introduction

The purpose of this SOW is to develop the applications, hardware appliance, and web/database infrastructure necessary in order for the HPWP client (inTrack) appliance to operate in a Production capacity in client racetrack facilities.

The overall solution involves utilizing the pre-existing Tote infrastructure currently found in racetrack facilities to manage HPWP wagers. This wager management includes the placing, validating, paying out, and financial reconciliation of the wagers.

The current design involves creating a Tote Gateway that utilizes the industry standard Inter Tote Protocol (ITSP v5.18) that will act as a bridge between the current Tote systems and the HPWP application. In essence, HPWP will appear as a Simulcast race to the HPWP licensed facilities.

An HPWP "inTrack" Appliance will be developed that is intended for installation into the client racetracks. This appliance is designed to connect to the HPWP data centre to collect race result and marketing information, and then translate that data into a video signal (NTSC) that can then be incorporated into the facilities pre-existing audio visual system.

The core HPWP application development will be performed to provide appropriate race generation, internal and client administration, reporting, and inTrack appliance communication (data and marketing), in a secure and efficient manner.

The current HPWP data centre installation will have to be updated to provide the required network connectivity.

2.0 Scope

There are 10 main components for the engagement:

1. **Final Implementation Design**: the initial engagement design sessions.
2. **Infrastructure Development**: misc computer administration setup and configuration.
3. **inTrack Appliance Development**: the development and implementation of the remotely managed inTrack appliance.
4. **Tote Gateway Development**: the development of our interface gateway with the Tote system.
5. **Tote (Network Only) Integration**: the physical network implementation of our link to the proprietary Tote network.
6. **Database Development**: the development of our back-end database to deal with race generation, tote information, client administration, etc. This is a complete re-write from scratch due to the major changes of the HPWP system compared to the previous incarnation.
7. **Race Manager Development**: the development of the new DB/application gateway interface.

8. **Database / Tote Integration Testing**: the testing of our Tote gateway implementation with the "real world".

9. **Website Development**: the development of a minimalist web interface for the internal HPWP and client administration of the application and inTrack installations. This also includes very basic reporting to cover the basic needs of HPWP, the racetrack clients, and the regulators.

10. **Business Administration**: the development of business administration policies and procedures required for the application. This does not include the requirements that may arise for individual racetracks as a result of individual regulatory requirements. This is meant to cover only the internal HPWP requirements to successfully operate the system.

These items are covered in more detail in the detailed project plan that has already been provided to HPWP.

It should be noted that this SOW does not include an actual production deployment of the appliance into a client racetrack facility. Any actual installations and configurations into client facilities will be covered under separate future Statement of Works. For the purposes of this SOW, a fully functioning installation ~~will be~~ performed into the HPWP offices, and this installation will be used for testing and sign-off purposes.

3.0 Costing

All prices in this document are Canadian dollars.

It is estimated that the entire project cost will be approximately $300,000, plus applicable taxes. This price does NOT include the required network provisioning that will be required. (There will definitely be network provisioning that will be required, but the specifics of that work will not be known until partway through the project). This price estimate also includes some rough guesses with respect to the cost of hardware and software purchases that will be required for the project. Initial educated guesses have been provided in order to facilitate the initial budgeting of the project.

Budget details for the project have already been supplied to HPWP.

3.1 Component Costs

3.1.1 Development Costs

The development cost for this project is ~~initially quoted as~~ a fixed-cost engagement at a price of $257,780.00, plus applicable taxes. This cost only reflects the cost of the software development to be performed by T-SWAT development resources, and does not include any costs for such things as required hardware, software, network upgrades and reprovisioning, travel, or 3rd party technical consulting.

As mentioned previously, this value may change should the Tote integration solution prove to be more complex than originally determined, or not feasible at all.

3.1.2 Hardware / Software Costs

There is an estimated $30,000 worth of hardware, and $9,000 worth of software that is required for this project. Rough estimates, based on best guesses and comparable experiences, have been provided for the purpose of initial budgeting, and will be replaced with actual quotes from suppliers once the project has been initiated and the exact specifications have been finalized.

The timely purchase of these components will be critical for the successful completion of the project.

While T-SWAT will define the requirements and assist in placing the orders for the required hardware and software, HPWP will be expected to deal directly with the suppliers and assume all financial responsibility for their purchase.

3.1.3 3rd Party Consultants

Due to the highly technical and relatively "secret" or non-public nature of the Tote system, T-SWAT highly recommends retaining a 3rd party consultant that has experience in the physical and software implementation of Tote systems.

An initial budget of $5,000 has been proposed for this engagement, as it is expected that an engagement of only a day or two will be required.

This task has been incorporated into the very beginning of the project, as this will provide the external validation of the proposed implementation. Should changes be required, small or large, they need to be determined as quickly as possible in order to mitigate any risks.

T-SWAT has currently sourced out at least 1 available consultant for this engagement, and is looking for others.

While T-SWAT will define the requirements and assist in validating the qualifications of the consultant, HPWP will be expected to deal directly with the consultant regarding all financial and contracting responsibilities of the engagement. HPWP will also be responsible for satisfying any NDA requirements they may have, directly with the consultant.

3.1.4 Travel, Accommodation, and Related Expenses

In order to accomplish the final Production rollout at a licensed HPWP racetrack, it is expected that select members of the development team will have to travel to the location of the track. It is also expected that on-site development will be required at the Care Factor co-location facility in Calgary, AB, in order to implement the new ITSP network.

HPWP will pay for all travel costs and related expenses, including airfare, hotel, rental vehicle, meals, etc.

There will be no rate increase for on-site work.

4.0 Timing

It is understood that time is of the essence for this project, and the expected Production "go-live" date is 30-Nov-04.

Current timeline estimates place the completion of the project as being 15-Nov-04. This is assuming a project start date of 01-Jul-04, and the resources working 8 hour days.

All efforts have been made to ensure that the completion of the project will be done by this date, but it should be noted that this is a very aggressive timeline and assumes a "best case" scenario.

There are many factors that will impact the completion date:

- Installment payments being made in a timely manner.
- Validation of the Tote integration concept and implementation.
- Timely purchase of required hardware and software.
- Timely implementation of required network infrastructure.
- Completion of tasks by required third parties. (Tote system, network provider, hardware suppliers, etc.)
- Normal, expected development issues that may arise.

Every effort has and will be made to ensure that these items are completed in such a manner that they will not adversely affect the completion date of the project.

T-SWAT commits to HPWP to provide immediate notification of any potential timeline issues as they become apparent.

As well, T-SWAT has already initiated the procurement of resources, both "primary" and "stand-by", for the project. T-SWAT has attempted to mitigate some risk by ensuring that additional resources will be available, if necessary, to complete the project on time.

5.0 Deliverables

The detailed description for the deliverables of the project, as well as the associated testing and sign-off procedures, will be provided during the initial phases of the project. This will be part of the initial development process for each of the development components, and will be provided to and approved by the client.

"Final Project Sign-off" will be considered to be the successful sign-off of each of the development components, coupled with the successful deployment of the application and appliance to the HPWP offices.

Final Sign-off will also be dependant on a Production deployment into a single HPWP licensed racetrack facility (to be determined at a later date). HPWP must facilitate this deployment within 30 days of the completion of the project. Failure to provide such an opportunity will result in HPWP paying 1/3 (one third) of the holdback value each and every 30 days after the project is otherwise complete. This means that if a Production deployment has not been made available within 90 days of the completion of the development, the full holdback amount will be due to T-SWAT. This is because there is no guarantee that a Production deployment can or will be performed in a timely manner on or near the end of the project, and therefore an unreasonable delay in payment to T-SWAT could occur.

OCT 30

It is obviously very important, and critical, for the system being developed to work properly for "real world" HPWP licensees at their local racetrack facilities. T-SWAT is therefore willing to provide a 60-day warranty period for the developed application system that would commence on the first day of a client licensee installation process.

This warranty would provide for T-SWAT to provide minor bug fixes to the developed system in order to address bugs that would show up during the real-world, actual usage of the system. This warranty WILL NOT include issues that arise for the following reasons:

- Non-standard implementation of the Tote protocol by the client racetrack.
- Issues that arise due to the racetrack's local physical infrastructure. (Network, electrical, Internet, audiovisual, etc.).
- Regulatory specifications or refinements, etc. For example, if a regulatory body requires a specialized report be produced, it will not be done under the current SOW. Likewise, if other regulatory-driven changes are required, they will not be covered under this SOW.

It is expected that HPWP and T-SWAT will be reasonable in determining what is considered to be part of the Warranty, and what is not.

5.1 Project Management

It is fully understood that this is potentially the largest and most important engagement T-SWAT will have performed for HPWP to date, and effective communication will be one of the key components that ensures the success of the project.

T-SWAT commits to provide very thorough and timely Project Management (PM) reports to HPWP.

T-SWAT will provide, at a minimum, bi-monthly PM reporting that will include:

- Current status of various tasks, including expected versus actual work performed, milestone achievements, etc.
- Current versus expected costs for the project to date.
- Completed tasks in the period.
- In-progress tasks for the period.
- Completed tasks for the period.
- Notification of any/all issues that may arise.
- Updated project timelines.

These PM reports will be provided in PDF format.

T-SWAT will also create an issue tracking web site that will be available to the client, enabling effective communication of issues as they develop. This forum will be used to inform the client of any and all issues that are deemed important during the project. These communications will be in addition to the bi-monthly PM reports, and will be updated as the issues develop.

T-SWAT will also keep HPWP informed via emails, phone calls, and meetings, as required throughout the project.

It should be noted that there is not a separate cost for this project management, as it is included in the development resource costs.

5.2 HPWP Managed Services

T-SWAT is currently under contract to HPWP to provide remote managed services to their currently deployed application being co-located at Care Factor in Calgary, AB.

During this development project, the currently deployed HPWP applications and web sites will be re-deployed to other servers provided by T-SWAT in order for the HPWP Production hardware to be re-developed.

T-SWAT will provide the same level of managed services for the re-deployed applications and sites as part of this scope of work.

T-SWAT hereby waives the cost of the current management contract for the period of this development project. This means that HPWP will not have to pay the $4,000/month (plus taxes) for the period ~~01-Jul-04 to 15-Nov-04~~, as it will be considered to be included within the scope of this project.

01 Aug/04 - Dec 31/04 KG

6.0 Payment Schedule

6.1 T-SWAT Development

A 20% "holdback" has been agreed to for the project. This 20% is calculated as being 20% of the Development Costs being paid to T-SWAT (it does not include hardware/software costs, etc.), and will be subtracted from the final Developer payment(s) being made to T-SWAT. The final 20% will be paid to T-SWAT on the date that the successful Final Project Sign-off is accomplished.

The 20% holdback represents a value of $51,556.00, not including taxes. ($55,164.92 including GST).

As a result, the payment schedule from HPWP to T-SWAT is as follows:

Date of Payment	Pre-Tax Amount	Payment Due (Including Taxes)
01-Jul-04	$5,000	$5,350
15-Jul-04	$5,000	$5,350
1-Aug-04	$15,000.00	$16,050.00
15-Aug-04	$0.00	$0.00
1-Sep-04	$44,580.00	$47,700.60
15-Sep-04	$41,235.00	$44,121.45
1-Oct-04	$41,235.00	$44,121.45
15-Oct-04	$33,915.00	$36,289.05
1-Nov-04	$20,259.00	$21,677.13
15-Nov-04	$0.00	$0.00
1-Dec-04	$0.00	$0.00
Final Payment	$51,556.00	$55,164.92
Total=	$257,780.00	$275,824.60

The project will not start until the first payment has been made to T-SWAT. This is projected to be 01-July-04, and all project timelines are projected based on that start date.

T-SWAT reserves the right to immediately stop development should any of the above payments not be made by the dates shown.

All cheques are to be made payable to T-SWAT Consulting Ltd.

6.2 3rd Party Costs (Hardware / Software / etc)

It is fully expected that the roughly $40,000 for the 3rd party hardware and software costs for the project will have to be paid within the first 2-4 weeks of the project.

The required network provisioning for the project, which has not been included in any budget forecast, and whose requirements are not known at present, will more than likely need to be paid for in the second or third month of development.

For the purposes of providing an order of magnitude frame of reference for the cost, an initial cost estimation of $20,000 could be expected. That being said, there is NOTHING other than a wild guess to guide this estimation, and the cost could be significantly lower or higher than this estimate.

7.0 Acceptance of SOW

Both parties accept this document (HPWP inTrack SOW B) as being the complete Statement of Work to be performed, with the provision that future addendums and attachments will be provided as noted.

Kim Noble Hart
Horsepower Broadcasting Network (HBN) International Ltd.

June 28, 2004.
Date

Jeff Grant, President
T-SWAT Consulting Ltd.

28-JUN-04
Date